NOTICE OF MEETING OF SHAREHOLDERS

MEETING INFORMATION		AGENDA
Date:	Thursday May 2, 2019	1. To receive and consider our consolidated financial statements for the year ended December 31, 2018, together with the report of the auditors.

Time:	3:00 p.m.	2. Elect eight (8) directors.
	(Calgary time)	3. Appoint the auditors and authorize the directors to fix their remuneration.

Place:	Devonian Room	4. Consider a non-binding advisory resolution to accept our approach to executive compensation.
Calgary Petroleum Club
	319 - 5th Avenue SW	5. Consider a resolution to approve the unallocated awards under our Share Award Incentive Plan.
Calgary, Alberta
6. Transact such other business as may properly be brought before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting (including the full text of the resolutions) are set forth in the information circular - proxy statement accompanying this notice.
If you are unable to attend the meeting in person, we request that you complete, date and sign the form of proxy and return it by mail, hand delivery, or fax to our transfer agent, Computershare Trust Company of Canada, as follows:

	BENEFICIAL SHAREHOLDERS	REGISTERD SHAREHOLDERS
	Shares held with a broker, bank or other intermediary	Shares held in own name and represented by a physical certificate
INTERNET	www.proxyvote.com	www.investorvote.com
TELEPHONE OR FAX	Call or fax to the number(s) listed on your voting instruction form	Phone: 1-866-732-8683 Fax: 1-866-249-7775
MAIL	Return the voting instruction form in the enclosed postage paid envelope	Return the form of proxy in the enclosed postage paid envelope
A vote submitted via the internet must be received by 3:00 p.m. (Calgary time) on April 30, 2019 or at least 48 hours prior to the time of any adjournment of the meeting. See the information circular - proxy statement for further instructions on internet voting.
In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address or fax number not less than 48 hours before the time for holding the meeting or any adjournment thereof. Registered shareholders may also vote via the internet at https://investorvote.com/.
Only shareholders of record at the close of business on March 14, 2019 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the meeting.
DATED at Calgary, Alberta, this 14th day of March, 2019.
By order of the Board of Directors
(signed)    Edward D. Lafehr
President and Chief Executive Officer